Exhibit 99.1

TARENA HAS REGAINED COMPLIANCE WITH NASDAQ'S MINIMUM BID PRICE REQUIREMENT

BEIJING, January 15, 2020 /PRNewswire/ -- Tarena International, Inc. (Nasdaq: TEDU) (“Tarena” or the “Company”) today announced that it recently received a notification letter from the Listing Qualifications Department of The Nasdaq Stock Market Inc., notifying the Company that it has regained compliance with the minimum bid price requirement set forth in Rule 5450(a)(1) of the Nasdaq Listing Rules.

About Tarena International, Inc.

Tarena is a leading provider of professional education services in China. Through its innovative education platform combining live distance instruction, classroom-based tutoring and online learning modules, Tarena offers professional education courses in IT and non-IT subjects. Tarena also offers kid education programs. Its professional education courses provide students with practical skills to prepare them for jobs in industries with significant growth potential and strong hiring demand.

For further information, please contact:

Amanda Wang

Investor Relations Contact

Tarena International, Inc.

Email: ir@tedu.cn